FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
and
KfW INTERNATIONAL FINANCE INC.
(Name of Registrant)
Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED
(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on which
Title of Issue	registration is effective	registered
N/A	N/A	N/A

* The registrants file annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2004, as subsequently amended, as follows:
     Exhibit (d) is hereby amended by replacing the section “KfW — Recent Developments” with the following text:
“RECENT DEVELOPMENTS
KfW’s results for the nine months ended September 30, 2005
     The following information is based on unaudited figures. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year.
     For the first nine months ended September 30, 2005, the group’s total assets increased by 5.9%, or €19.4 billion, to €348.0 billion, compared with €348.0 billion for the year ended December 31, 2004. The group’s income from current operations before risk provisions and valuations increased by €52 million to €988 million for the first nine months of 2005, compared with €936 million for the first nine months of 2004.
     The following table sets forth an approximate breakdown by category of KfW’s commitments for loans, grants and guarantees during the first nine months of 2005 as compared with the first nine months of 2004.

	Nine months
	ended September 30,
	2004(1)	2005(1)
	(billions of €)
Commitments
Investment finance in the Federal Republic and elsewhere in Europe	28.5	28.9
of which KfW Mittelstandsbank	7.0	11.4
of which loans	6.8	9.3
of which guarantees and securitizations (PROMISE)	0.2	2.1
of which KfW Förderbank	21.5	17.5
of which loans	16.8	16.0
of which securitizations commitments (PROVIDE)	4.7	1.5
KfW IPEX-Bank	8.0	7.3
KfW Development Bank	0.9	0.7

Total	37.4	36.9

(1)	Unaudited.
     Overall commitments for investment finance remained relatively stable with a decline in commitments by KfW Förderbank, which was offset by an increase in commitments by KfW Mittelstandsbank.
     Commitments by KfW Mittelstandsbank increased significantly by €4.4 billion to €11.4 billion in the first three quarters of 2005 compared to the same period in 2004. This significant increase was due to a larger volume in securitization transactions and an increase in global loans to Landesbanken. Of the three securitization transactions that were completed in the first three quarters of 2005, one was made under KfW’s PROMISE program, and the other two were concluded as variations of the PROMISE program. The increase in global loans to Landesbanken was due to the fact that the state guarantee (Gewährträgerhaftung) for Landesbanken expired in mid-July 2005 in accordance with the agreement with the European Commission and that loans extended prior to the expiration still benefited from the state guarantee.

     The volume of commitments under the loan programs of KfW Förderbank in the nine months ended September 30, 2005 amounted to €17.5 billion compared to €21.5 billion for the same period in 2004. This decline was due to a decrease in loans as a result of the scheduled expiry of the Housing Modernization Program 2003 and the special fund “Growth Impulses” at the end of 2004, respectively, and the fact that only one securitization transaction with a volume of €1.5 billion has taken place in the first three quarters of 2005, compared to a volume of €4.7 billion in the first three quarters of 2004.
     KfW anticipates nevertheless that the volume of securitization transactions in 2005 will in the aggregate be comparable to 2004.
     Commitments of KfW IPEX-Bank during the first nine months of 2005 (€7.3 billion) were slightly lower than in the first nine months of 2004 (€8.0 billion). Of these commitments, €2.4 billion related to KfW IPEX-Bank’s domestic business, and €4.9 billion to commitments outside Germany. As in previous years, financing outside Germany concentrated heavily on Europe (73% of new commitments), followed by Asia (16%), North and Latin America (together 10%) and Africa (1%). New commitments were particularly strong in the sectors basic and manufacturing industries, ship financing and traffic infrastructure.
     The volume of commitments under the programs of KfW Development Bank amounted to €0.74 billion in the first nine months of 2005, compared with €0.91 billion in the first nine months of 2004.
Sources of funds
     The volume of funding raised in the capital markets for the first nine months of 2005 was €36.7 billion (excluding credit-linked certificates of indebtedness in the amount of €0.8 billion), of which 46% was raised in euro and the remainder in 13 other currencies.
Capitalization and indebtedness of KfW Bankengruppe as of September 30, 2005

As of
September 30, 2005
(millions of €)
Short-term indebtedness(1)	79,189

Long-term borrowings(2) from
Federal Government	12,452
ERP Special Fund	13,765
Banks	17,113
Other lenders	9,627

Total long-term borrowings	52,957
Bonds(2)	176,009

Total long-term debt	228,966
Equity
Paid-in capital(3)	3,300
Reserves(4)	5,371
Fund for general bank risks	4,350

Total equity	13,021
Total capitalization	321,176

(1)	With a remaining term of one year or less.

(2)	With remaining terms of more than one year.

(3)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounts to €3,750 million. €3,300 million has been paid in pro rata by the Federal Government and the Länder.

(4)	Consists of capital reserves of €1,604 million, retained earnings of €3,077 million and reserves from the ERP Special Fund of €690 million.
     The short-term indebtedness and capitalization of KfW Bankengruppe as of September 30, 2005 is not necessarily indicative of the group’s short-term indebtedness and capitalization as of December 31, 2005.
Recent privatization transactions
     In June 2005, KfW sold 126.5 million Deutsche Post AG shares for an offering price of €18.90 per share. In July 2005, KfW acquired the remaining stake of the Federal Government of 7.3% in Deutsche Post AG (approximately 80.9 million shares) and a 7.3% stake in Deutsche Telekom AG (approximately 307.8 million shares) for a total purchase price of €5 billion. As a result, KfW’s stake in Deutsche Post AG and Deutsche Telekom AG increased to 44.7% and 22.1%, respectively.
Federal Republic of Germany
General Elections September 2005
     Following the regional elections in the Federal State of North Rhine–Westphalia in May 2005 and a vote of no-confidence by the Bundestag for then Chancellor Gerhard Schröder of the SPD in June 2005, general elections scheduled for 2006 were moved forward to September 18, 2005. The table below shows the official result of these general elections to the Bundestag and the results of the previous general elections held in 2002.

	2005 Elections		2002 Elections
	% of Votes	Seats	% of Votes	Seats
CDU/CSU	35.2	226	38.5	248
SPD	34.2	222	38.5	251
FDP	9.8	61	7.4	47
Die Linke	8.7	54	4.0	2
Grüne	8.1	51	8.6	55
Others	3.9	—	3.0	—
Total	100	614	100	603
Source: http://www.bundeswahlleiter.de/bundestagswahl2005/presse/pd391211.html.
     On October 10, 2005, the SPD and CDU/CSU announced their intention to form a so-called grand coalition, with the CDU/CSU nominating the new Chancellor, six ministers and the minister for the Office of the Chancellor, and the SPD nominating eight ministers. Coalition talks are currently ongoing and are scheduled to end by November 12, 2005.
Source: http://www.bundesregierung.de/Nachrichten-,417.900838/artikel/Koalitions verhandlungen-zur-Bi.htm.
     The new Bundestag convened on October 18, 2005. The Federal President will propose a candidate for Chancellor within a reasonable time thereafter and will call a first vote for Chancellor. If the candidate proposed by the Federal President in the initial vote does not achieve an absolute majority, the different parties represented in the Bundestag may each nominate their own candidate and a second vote is held within 14 days after the first vote. If no absolute majority is achieved in this second vote, a third vote is called, in which a candidate would need to achieve only a plurality of the votes in order to be elected. Within seven days of this third vote, the Federal President must either appoint as Chancellor the candidate who has won the plurality of the votes or dissolve the Bundestag and call for new elections. New elections, if called, would have to be held within 60 days of the Federal President’s decision. The Federal President has asked Mr. Schröder to serve as interim Chancellor (geschäftsführender Bundeskanzler) until a new Chancellor has been elected.
General Budget Deficit
     In September 2005, the Federal Government reported an updated estimate for its general government deficit in 2005 of €81.5 billion, or 3.7% of GDP, compared to its previous estimate of €65.9 billion, or 2.9% of GDP. The budget deficit is therefore expected to be again significantly above the 3% threshold of the Maastricht Treaty in 2005 and it cannot be ruled out that the European Commission will reopen the excessive deficit procedure against Germany.
Source:
http://www.europa.eu.int/comm/economy_finance/about/activities/sgp/natnot/de/aut05/datade_en.pdf;
http://www.europa.eu.int/comm/economy_finance/about/activities/sgp/natnot/de/spr05/datade_en.pdf;
Deutsche Bundesbank Monthly Report October 2005, pp. 8-10.
Key Economic Figures
     In the second quarter of 2005, real GDP (adjusted for seasonal and calendar effects) remained flat compared to the first quarter of 2005, while it had increased by 0.8% in the first quarter of 2005 compared to the last quarter of 2004. The stagnation in the second quarter was mainly due to a slowdown of exports and an increase of imports, while domestic demand still remained sluggish. The inflation rate (defined as year-on-year change in the consumer price index) was 1.7% in the second quarter of 2005, mainly due to an increase in energy prices. On October 12, 2005, the Federal Statistical Office announced that the inflation rate rose by 2.5% in September 2005, which is the highest year-on-year rate increase since May 2001. This increase was again mainly due to price increases for energy, primarily mineral oil products. The seasonally adjusted unemployment rate according to the national definition used by the Federal Employment Agency was 11.6% in the third quarter of 2005, down from 11.7% in the second quarter of 2005. As of August 31, 2005, the accumulated current account surplus amounted to €61.8 billion (preliminary figure), compared with €58.7 billion as of August 31, 2004.
Source: Deutsche Bundesbank, Monthly Report August p. 52; Deutsche Bundesbank Monthly Report September 2005, pp. 5, 6; Deutsche Bundesbank Monthly Report October 2005, p. 6, 68*; http://www.destatis.de/presse/englisch/pm 2005/p4360051.htm.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants KfW and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Horst Seissinger
Horst Seissinger
First Vice President

By:	/s/ Wolf-Ingo Gobin
Wolf-Ingo Gobin
Senior Manager

KfW INTERNATIONAL FINANCE INC.
By:	/s/ Dr. Frank Czichowski
Dr. Frank Czichowski
Vice President and Treasurer

Date: November 8, 2005